DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHA[redacted]
LONDON EC

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4593

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

August 2, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

1) Gamesa's quarterly report for the six months ended June 30, 2002; and

2) summary of a communication by Gamesa regarding its agreement with Iberdrola Energias Renovables II, S.A. for the sale of

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Ines C. Velasco

Ines C. Velasco
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa, S.A.
Information Furnished Pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934
File No. 82-5201

Item 1

Gamesa

H1 2002





AUGUST 2002

Agenda

- Executive Summary
- Financial Performance
- H1 2002 - Delivering Commitments
- Conclusion

Executive Summary

- **Growth in Revenues.** Gamesa's Consolidated Revenues have grown some 6 % in H1 2002 (despite of Aeronautics falling 31%)
- **High Profitability.** EBITDA mg (29% vs 25%) and ROS (20% vs 17%) have improved
- **Growth in Net Income.** Gamesa's Consolidated Net Profit has increased by some 25 % in H1.
- **Confirmation of 2002 guidance (+ 25% EPS).** The evolution of activity in H1 makes us confident to achieve the guidance for 2002.

Gamesa

Financial Performance
Consolidated Financial Statements. P&L Highlights

Consolidated Financial Statements			
EUR MM	H1 2002	H1 2001	Δ %
Revenues	389.2	366.3	*6%*
EBITDA	113.5	91.2	*24%*
EBIT	80.5	63.8	*26%*
Net Income	**30.3**	**24.3**	***25%***
EPS	**0.37**	**0.30**	***25%***

- **Despite of the forecasted delivery delays in aeronautics, Gamesa's activity has grown and margins have evolved positively.**
- **As of the 30th of June 2002, no windfarms had been sold yet. (*)**
- **As indicated in the forecast 2002, the sales of WTG's in H2 will be higher than in H1.**

(*) In July the sale of S.E. Treito to Iberdrola was signed. The revenues and profits on this sale will impact Q3 figures.

Financial Performance
Impact of the Sale of Treito Windfarm (30.39 MW)

Treito Windfarm Financial Statements	
Equity	€ 4.54 MM
Subordinated Debt	€ 2.88 MM
Bank Debt	€ 29.19 MM
Price Sold (Equity Value)	€ 13.70 MM

- Cash Generated: Price Sold + Subordinated Debt = € 16.59 MM
- Capital Gain: (9.16 MM Margin + 1.11 MM Deconsolidation Adjustment) € 10.27 MM
- Debt Reduction: Cash Generated + Bank Debt Deconsolidated € 45.77 MM

Gamesa

Financial Performance
Divisional Breakdown

EUR MM	Revenues			EBITDA			EBIT			Net Income		
	H1-02	H1-01	Δ %	H1-02	H1-01	Δ %	H1-02	H1-01	Δ %	H1-02	H1-01	Δ %
G. Aeronautica	121.4	174.7	*-31%*	25.8	32.8	*-21%*	20.5	25.4	*-19%*	15.4	12.3	*25%*
G. Energía	56.1	22.3	*151%*	45.3	20.6	*120%*	30.1	10.7	*181%*	8.8	2.8	*219%*
G. Eólica	202.9	189.6	*7%*	43.2	33.3	*30%*	31.7	24.1	*32%*	20.9	14.7	*42%*
G. Servicios	79.0	50.8	*56%*	4.3	3.4	*27%*	3.8	2.9	*28%*	2.3	1.1	*113%*
G. Central	1.3	5.0	*-74%*	-2.4	2.0	*-222%*	-2.8	1.7	*-267%*	-0.5	2.0	*-125%*
Goodwill + SESA	0.0	0.0	-	-1.2	0.0	-	-1.2	0.0	-	-15.0	0.0	-
Adjustments	-77.1	-85.0	*9%*	-1,8	-0,9	*-90%*	-1.8	-3.1	*42%*	-1.9	-10.6	*82%*
GAMESA	389.2	366.3	*6%*	113.5	91.2	*24%*	80.5	63.8	*26%*	30.3	24.3	*25%*

Gamesa

Financial Performance
Gamesa Energía. Windfarm Development

Gamesa Energía Financial Statements			
EUR MM	H1 2002	H1 2001	Δ %
Revenues	56.1	22.3	*151%*
EBITDA	45.3	20.6	*120%*
EBIT	30.1	10.7	*181%*
Net Income	**8.8**	**2.8**	***219%***

- **300 MW under construction**
- **Sale of S.E. Treito to Iberdrola not included in H1 figures. Q3 figures will show the effect of the sale.**

Gamesa

Financial Performance
Gamesa Eólica. WTG Manufacturing

Gamesa Eólica Financial Statements			
EUR MM	H1 2002	H1 2001	Δ %
Revenues	202.9	189.6	*7%*
EBITDA	43.2	33.3	*30%*
EBIT	31.7	24.1	*32%*
Net Income	**20.9**	**14.7**	***42%***

- **Positive evolution of business**
  - **Sold MW: 369.19**
- **No blades sold to third parties (vs V47 blades sold to Vestas in H1 2001 representing € 22 MM Revenues)**
- **Margins improved (EBITDA mg H1 2002 = 21% vs 18% in H1 2001)**
- **In line with budget (60% of orders are settled in H2)**

Gamesa

Financial Performance
Gamesa Servicios. Advanced Services

Gamesa Servicios Financial Statements			
EUR MM	H1 2002	H1 2001	Δ %
Revenues	79.0	50.8	*56%*
EBITDA	4.3	3.4	*27%*
EBIT	3.8	2.9	*28%*
Net Income	**2.3**	**1.1**	***113%***

- **The activity of Gamesa Servicios has improved significantly due to the positive evolution of Windfam installation and maintenance.**

Gamesa

Financial Performance
Gamesa Aeronáutica.

Gamesa Aeronáutica Financial Statements			
EUR MM	H1 2002	H1 2001	Δ %
Revenues	121.4	174.7	*-31%*
EBITDA	25.8	32.8	*-21%*
EBIT	20.5	25.4	*-19%*
Net Income	**15.4**	**12.3**	***25%***

- **Level of activity in line with expectations (lower than 2001)**
- **New projects starting delivery**
- **Margins improved**

Units per Project	H1 2002	H1 2001
ERJ 135/145	**65**	**111**
ERJ 170/190	**3**	**-**
CRJ 700/900	**11**	**-**
S-92	**1**	**-**

Gamesa

H1 2002 – Delivering Commitments

Gamesa. Strategic Objectives

Strategic Objective	Delivery
Leadership in Wind Energy	Market Share 2001: 70% in Spain, 10% Worldwide (with access to 1/6 of worldwide market) #1 Developer in Spain & Mediterranean Area (> 10,000 potential MW, 503 MW running in Spain)
Creation of Aeronautic Group to be placed in the Market	Merger with Turbo 2000 and spin off of division between Q4 2002 and Q1 2003

Gamesa

H1 2002 – Delivering Commitments
Gamesa Energía. Renewable Energy

Strategic Objective	Delivery
Leadership in Development	• 11,805 MW Potential, 6,607 MW Validated Speed, 3,365 MW Grid Conexion Rights • Agreement for development in USA (Navitas) • Agreement for development in Australia (TME, Unión Fenosa)
Continue Installation	• 300 MW under construction to be finalised by year end

Windfarm Sale	• The process of windfarm sale will contribute to revenues and profits by the end of the year.
	• Sale of Windfarm to Iberdrola (SE Treito, 30 MW) signed in July
	    • Price sold: EUR 13.7 MM
	    • Capital gain: EUR 10.27 MM (9.16 MM Margin + 1.11 MM Deconsolidation Adjustment)
	    • Additional contract for 80 MW of WTG sales included

Gamesa

H1 2002 – Delivering Commitments
Gamesa Eólica. WTG Manufacturing

Strategic Objective	Delivery
Ensure Product Mix	G52 850 kW under mass production G58 850 kW under mass production G80 1,500 kW tested version in February 2003 G80 2,000 kW tested version in December 2002
Commercial Expansion	Positive evolution of contracts under negotiation in: Germany Italy USA
Margin Maintenance	EBITDA mg for H1 (21%) shows correct tendency

Gamesa

H1 2002 – Delivering Commitments
Gamesa Aeronáutica.

Strategic Objective	Delivery
Ensure viability and profitability of existing projects	With Sales falling 31%: - EBITDA mg H1 2002 = 21% (19% in H1 2001) - ROS H1 2002 = 13% (7% in H1 2001)
Maintain R&D programmes	A 380 under development ERJ 170 and CRJ 700 under mass production
Creation of Aeronautic Group	Merger with Turbo 2000 agreed in March Execution in process. Closing Q4 2002 – Q1 2003
Spin off Aeronautics	Market placement to be materialised shortly after merger executed

Gamesa

Conclusion

- **2002 Guidance maintained due to:**
  - **Growth in Activity and Revenues**
  - **Improvement of Margins**
- **During H1 2002:**
  - **Delivery of Commitments**

Shareholder Value Creation.

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for “forward looking statements” as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words “believe”, “may”, “will”, estimate”, “continue”, “anticipate”, intend”, “expect”, forecast” and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Gamesa

H1 2002




EMB145

AUGUST 2002

Gamesa, S.A.
Information Furnished Pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934
File No. 82-5201

Item 2

Summary Description of an agreement provided to the Spanish Securities Commission (*Comisión Nacional del Mercado de Valores—CNMV*) on August 25, 2002

Gamesa Corporación Tecnológica, through its subsidiary Gamesa Energía has signed an agreement with Iberdrola Energías Renovables II, S.A. for the sale of the Windfarm Monte Treito at a price of 13.7 Million Euros. The windfarm has an installed power of 30.39 MW. Additionally, the contract states that Iberdrola Energías Renovables II, S.A. will be buying WTG equivalent to 80 MW in the maximum period of one year.